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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                ------------

                               SCHEDULE TO/A
                               (RULE 14d-100)
               TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
         OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 1)

                           RAINFOREST CAFE, INC.
                     (Name of Subject Company (Issuer))

                           LSR ACQUISITION CORP.
                        A WHOLLY OWNED SUBSIDIARY OF
                     LANDRY'S SEAFOOD RESTAURANTS, INC.
                    (Names of Filing Persons (Offerors))

                                ------------

                         COMMON STOCK, NO PAR VALUE
                       (Title of Class of Securities)

                                ------------

                                75086K 10 4
                   (CUSIP Number of Class of Securities)

                          Steven Scheinthal, Esq.
                     Landry's Seafood Restaurants, Inc.
                      1400 Post Oak Blvd., Suite 1010
                            Houston, Texas 77056
                               (713) 850-1010

        (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                              With a copy to:

                           Paul T. Schnell, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                             New York, NY 10036
                          Telephone: 212-735-3000



                         CALCULATION OF FILING FEE
=============================================================================
        Transaction Valuation*                    Amount of Filing Fee**
            $74,396,968.32                              $14,879.39
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*   Estimated for purposes of calculating the filing fee only. The filing fee calculation assumes the purchase of 22,812,470 outstanding shares of common stock (together with the associated rights to purchase preferred stock) of Rainforest Cafe, Inc. at a purchase price of $3.25 per share. The transaction value also includes the offer price of $3.25 per share less $2.39 per share (which is the average exercise price of outstanding options which have an exercise price below $3.25) multiplied by 298,187 (which is the number of outstanding options which have an exercise price below $3.25). The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

**  This amount was paid on September 28, 2000.

[_] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
  [X] third-party tender offer subject to Rule 14d-1.
  [_] issuer tender offer subject to Rule 13e-4.
  [_] going-private transaction subject to Rule 13e-3.
  [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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     This Amendment No. 1 (the "Amendment") amends and supplements the
Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on September 29, 2000 (the "Schedule TO") by LSR Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Landry's Seafood Restaurants, Inc., a Delaware corporation ("Landry's"). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, no par value (the "Common Stock"), of Rainforest Cafe, Inc., a Minnesota corporation (the "Company"), together with preferred share purchase rights (the "Rights" and, together with the Common Stock, the "Shares") at $3.25 per Share net to the Seller in cash, upon the terms and conditions set forth in its Offer to Purchase dated September 29, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

ITEM 12.  EXHIBITS.

The Offer to Purchase annexed as Exhibit (a)(1)(A) of the Statement is hereby amended as follows:

1. THE SUMMARY TERM SHEET OF THE OFFER TO PURCHASE (pages 1-4) is hereby amended and supplemented by deleting in their entirety the final two bullet points under the subheading, "CAN THE OFFER BE EXTENDED AND UNDER WHAT CIRCUMSTANCES?" (pages 1-2) and substituting in lieu thereof the following two bullet points:

   - Without the consent of Rainforest, we may extend the offer from time to time until Wednesday, November 29, 2000, in the event that, at the scheduled expiration date, all of the conditions to the offer have not been satisfied or waived prior to the scheduled expiration date as permitted by the merger agreement.

  - If all conditions to the offer have been satisfied or waived prior to the scheduled expiration date, we will accept for payment and pay for all shares validly tendered and not withdrawn at such time (which shares may not thereafter be withdrawn)

2. SECTION 15 OF THE OFFER TO PURCHASE (pages 33-35) is hereby amended and supplemented by deleting in its entirety the penultimate paragraph of such section and substituting in lieu thereof the following paragraph:

      The foregoing conditions are for the benefit of Landry's and Purchaser and may be asserted by Landry's or Purchaser regardless of the circumstances giving rise to any such condition or may be waived by Landry's or Purchaser in whole or in part at any time and from time to time prior to the Expiration Date in their reasonable discretion. The failure by Landry's or Purchaser at any time prior to the Expiration Date to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the Expiration Date.



                                 SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    LSR ACQUISITION CORP.


                                    By:  /s/ Tilman J. Fertitta
                                       -------------------------------
                                    Name:    Tilman J. Fertitta
                                    Title:   President


                                    LANDRY'S SEAFOOD RESTAURANTS, INC.


                                    By:  /s/ Tilman J. Fertitta
                                       -------------------------------
                                    Name:    Tilman J. Fertitta
                                    Title:   President


Dated: October 16, 2000